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                             September 2, 2022

       Mark Hamburg
       Chief Financial Officer
       Berkshire Hathaway Inc.
       3555 Farnam Street
       Omaha, Nebraska 68131

                                                        Re: Berkshire Hathaway
Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 11,
2022
                                                            File No. 001-14905

       Dear Mr. Hamburg:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed March 11, 2022

       General

   1. Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For
example, please enhance your disclosure to address whether or not your
                                                        Lead Independent
Director may:

                                                              represent the
board in communications with shareholders and other stakeholders;
                                                              require board
consideration of, and/or override your CEO on, any risk matters; or
                                                              provide input on
design of the board itself.
   2. Please expand upon how your board administers its risk oversight function. For example, please disclose:

                                                              why your board
elected to retain responsibility for risk oversight rather than assign oversight to a
board committee;
                                                              the timeframe
over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how
you apply different oversight standards based upon the
                                                            immediacy of the
risk assessed;
 Mark Hamburg
Berkshire Hathaway Inc.
September 2, 2022
Page 2
             whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
             how the board interacts with management to address existing risks and identify significant emerging risks;
             whether you have a Chief Compliance Officer and to whom this position reports; and
             how your risk oversight process aligns with your disclosure controls and procedures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amanda Ravitz at 202-551-3412 or Barbara Jacobs at 202-551-3735 with any questions.



                                                            Sincerely,
FirstName LastNameMark Hamburg
                                                            Division of
Corporation Finance
Comapany NameBerkshire Hathaway Inc.
                                                            Disclosure Review
Program
September 2, 2022 Page 2
cc:       Jenifer Broder
FirstName LastName